September 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Mary Mast
Doris Stacey Gama
Laura Crotty

Re:	LB Pharmaceuticals Inc Registration Statement on Form S-1, as amended (Registration No. 333-289812)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, as amended, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of LB Pharmaceuticals Inc that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 10, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LEERINK PARTNERS LLC

PIPER SANDLER & CO.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several underwriters

[SIGNATURE PAGE FOLLOWS]

LEERINK PARTNERS LLC

By:	/s/ Rahul Chaudhary
Name: Rahul Chaudhary
Title: Senior Managing Director, Head of Equity Capital Markets

PIPER SANDLER & CO.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Ken Clausman
Name: Ken Clausman
Title: Managing Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]